SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives TMC CUSTOMER Magazine 2014 Product of the Year Awards for its Customer Experience Solutions, Dated March 3, 2014

99.2	Press Release: NICE Successfully Completes Project 25 Interoperability Testing with Cassidian Communications, Dated March 10, 2014

99.3	Press Release: NICE Receives Award for Customer Contact Center Big Data Applications, Dated March 17, 2014

99.4	Press Release: NICE is Once Again the Leader in Workforce Management according to Analyst Firm DMG Consulting, Dated March 20, 2014

99.5	Press Release: NICE to Showcase Security Solutions at ISC West 2014, Dated February 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Yechiam Cohen
General Counsel

Dated: April 3, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives TMC CUSTOMER Magazine 2014 Product of the Year Awards for its Customer Experience Solutions, Dated March 3, 2014

99.2	Press Release: NICE Successfully Completes Project 25 Interoperability Testing with Cassidian Communications, Dated March 10, 2014

99.3	Press Release: NICE Receives Award for Customer Contact Center Big Data Applications, Dated March 17, 2014

99.4	Press Release: NICE is Once Again the Leader in Workforce Management according to Analyst Firm DMG Consulting, Dated March 20, 2014

99.5	Press Release: NICE to Showcase Security Solutions at ISC West 2014, Dated February 25, 2014